

September 5, 2008

Via Facsimile ((212) 867-5802) and U.S. Mail

Kevin D. Cramer, Esq.
Osler, Hoskin & Harcourt LLP
620 8th Avenue, 36th Floor
New York, NY 10018

>   **Re: Fording Canadian Coal Trust**
>   **Schedule 13E-3**
>   **File No. 005-62313**
>   **Filed August 21, 2008, amended on August 27, 2008**

Dear Mr. Cramer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   We note the participation in the transaction of Fording Arrangement Corp. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please provide us your detailed legal analysis addressing why you believe this entity is not a filing person.

Introduction

2.   We note your disclaimer that the filing of the Schedule 13E-3 shall not be construed as an admission that Fording is controlled by any other filing person or that any filing person is an affiliate of Fording. We also note your disclosure in the information circular that Teck "may be required" to provide some disclosure under our rules. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their obligation to file the

Schedule or their affiliate status with respect to Fording, and should not express doubt about the applicability of Rule 13e-3 to the present transaction. Please revise.

Item 13. Financial Information

3.   It is unclear why you state that the pro forma information is not applicable in light of your disclosure included as appendix I to the information circular. Please explain or revise.

Schedules I, II, and III

4.   Please include the disclosure in these schedules in an appropriate location in the information circular.

Information Circular

Cover Letter

5.   We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the arrangement is fair to and in the best interests of the company's "unitholders (other than Teck and its affiliates)." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. We note, for example, that your officers and directors are considered to be your affiliates.

6.   Please disclose in the cover letter the availability of dissenters' rights.

Notice to Securityholders in the United States, page iv

7.   Please relocate this legend to the outside front cover page of the information circular. See Rule 13e-3(e)(1)(iii).

Special Factors

Background to the Arrangement, page 17

8.   We note the reference to a report presented by RBC to the committees on September 14, 2007. Please provide the disclosure required with respect to such report and file the report as an exhibit to your Schedule 13E-3. Refer to Items 1015 and 1016 of Regulation M-A. Apply this comment also to the RBC presentation on October 29, 2007.

9.   On a related note, please provide us your analysis for not providing disclosure relating to (and filing as exhibits) the reports listed in the RBC opinion (items 10, 11 and 13 on page

3) and in the National Bank Financial valuation (items 9-11 on page 3).

10. Refer to the last paragraph on page 26. Please disclose the value expressed by RBC that it expected would be sufficient for Teck's offer to achieve broad market support.

Position of the Independent Committees as to Fairness, page 28

11. Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor's opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor's fairness opinion addressed fairness with respect to security holders other than Teck and its affiliates, rather than all security holders unaffiliated with the company.

Position of Teck Regarding Fairness of the Arrangement, page 33

12. Please revise your disclosure in the first paragraph of page 35 to quantify the comparison of the current offer to Fording's historical market prices.

Certain Effects of the Arrangement, page 35

13. We note your disclosure that following the effectiveness of the arrangement, Teck will have a 100% interest of Fording. We note, however, that elsewhere in the circular you describe the potential sale of Teck's current unit position to finance the arrangement. Please revise your disclosure to reconcile.

Fairness Opinion, page 37

14. Please disclose the full financial projections provided to RBC and National Bank Financial in an appropriate location of the circular.

Sources of Funds for the Arrangement, page 52

15. Please revise your disclosure to provide information relating to the potential sale of Teck's 19.6% ownership interest to finance its acquisition of the remaining ownership interests in Fording. Ensure that you discuss any specific plans for such sale.

16. Please provide the disclosure required by Item 1007(d) of Regulation M-A with respect to Teck's potential debt issuance of up to $6 billion.

Principal Legal Matters, page 67

17. Please provide an update with respect to the various regulatory filings described in pages 67-71.

<u>Historical Selected Financial Data, page 76</u>

18.   We note that you have incorporated by reference the financial statements for the year ended December 31, 2007. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001).   The pro forma data for the summarized financial information specified in paragraph (c)(1) through (c)(5) of Item 1010(c) is also required. Please revise to include the summary financial statements in the information circular.

<u>Closing Comments</u>

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions